30.08.06 08:14 Marked=OB **PETRO DISCLOSURE OF LARGE SHAREHOLDINGS** flagging

After acquisition of 7.544.059 shares in Petrojarl ASA (Petrojarl) 30.08.06, Teekay Shipping Corporation (Teekay) owns 28.251.129 shares in Petrojarl. This represents 37,7% of the total outstanding share capital.


06018468

SUPPL


SEC MAIL
RECEIVED
PROCESSING
NOV 13 2006
WASH., D.C.
186
SECTION

01.09.06 07:48 Marked=OB **PETRO MANDATORY BID NOTIFICATION** andre børsmeldinger

Following acquisitions in the market after Oslo close of trading on 31 August 2006, TPO Investments AS, a wholly-owned subsidiary of Teekay Shipping Corp. has passed the mandatory offer threshhold of 40 % . TPO Investments AS intends to make an offer for all of the outstanding shares in Petrojarl ASA in accordance with chapter 4 of the 1997 Securities Trading Act. The offer and the offer document are intended to be presented as soon as is reasonably practical.

01.09.06 11:19 Marked=OB **PETRO TEEKAY ANNOUNCES OFFER FOR PETROJARL SHARES** oppkjøp

September 1, 2006: TRONDHEIM, NORWAY - Petrojarl ASA (`Petrojarl` or the `Company`) (OSE: PETRO) today announced that it has been informed that Teekay Shipping Corporation (`Teekay`) has notified it has bought more than 40 per cent of the shares outstanding in Petrojarl and it now intends to put forward a mandatory offer, pursuant to the Norwegian Securities Trading Act, for all remaining shares outstanding.

The Board of Petrojarl will issue its statement regarding such mandatory offer no later than one week prior to the expiry of the mandatory offer period, as set forth in the Norwegian Securities Trading Act section 4-16.

****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to operating two shuttle tankers and one storage tanker. Petrojarl is currently evaluating projects outside of the North Sea and has ambitions to double its fleet within 2010. Petrojarl`s revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. For more information about Petrojarl visit www.petrojarl.com.

FOR DETAILS, CONTACT:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

Erik Evjen
Chief Financial Officer
Phone: +47 48264314

OSLO BØRS NewsWeb Ticker: PETRO Ant meldinger: 25 Fra: 01.01.:
Meldingstype: OPPKJØP Til: 07.11.:

18.09.06 09:02 Marked=OB **PETRO TEEKAY ANNOUNCES MANDATORY OFFER** oppkjøp 32K

TEEKAY ANNOUNCES MANDATORY OFFER FOR
100% OF PETROJARL ASA AT NOK 70 PER SHARE

Nassau, The Bahamas, September 18, 2006 - Teekay Shipping Corporation (Teekay) (NYSE: TK) today announced that its wholly-owned subsidiary, TPO Investments AS (TPO Investments), has launched a mandatory bid for all of the shares in Petrojarl ASA (Petrojarl) in accordance with Chapter 4 of the 1997 Securities Trading Act (the Act), at a price of NOK 70 per share, payable in cash. TPO Investments currently owns in excess of 40% of the outstanding shares in Petrojarl. Petrojarl`s Board of Directors has recommended its shareholders to accept Teekay`s offer. Petrojarl is listed on the Oslo Stock Exchange where it trades under the symbol `PETRO`.

The acceptance period for the offer runs from September 19, 2006 to October 18, 2006, both days inclusive. Settlement will take place no later than November 1, 2006. The offer document, which has been approved by the Oslo Stock Exchange, will be made available to all known Petrojarl shareholders and employees as per the requirements of the Act.

Petrojarl is a leading operator of Floating Production Storage and Offloading (FPSO) units in the North Sea. It owns and operates four FPSO units in addition to operating two shuttle tankers and one storage tanker. In February of this year, Teekay entered into a joint venture with Petrojarl to pursue FPSO projects.

DnB NOR Markets and Bugge, Arentz-Hansen & Rasmussen (BA-HR) have assisted TPO Investments in preparing the offer.

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world`s seaborne oil and has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP). With a fleet of over 145 tankers, offices in 17 countries and 5,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world`s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay`s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay`s common stock is listed on the New York Stock Exchange where it trades under the symbol `TK`.

For Investor Relations enquiries contact:
Scott Gayton
Tel: + 1 (604) 844-6654

For Media enquiries contact:

Kim Barbero
Tel: + 1 (604) 609-4703

Web site: www.teekay.com

See attachment at www.newsweb.no



TEEKAY SHIPPING CORPORATION
Bayside House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY ANNOUNCES MANDATORY OFFER FOR 100% OF PETROJARL ASA AT NOK 70 PER SHARE

Nassau, The Bahamas, September 18, 2006 – Teekay Shipping Corporation (*Teekay*) (NYSE: TK) today announced that its wholly-owned subsidiary, TPO Investments AS (*TPO Investments)*, has launched a mandatory bid for all of the shares in Petrojarl ASA (*Petrojarl*) in accordance with Chapter 4 of the 1997 Securities Trading Act (*the Act*), at a price of NOK 70 per share, payable in cash. TPO Investments currently owns in excess of 40% of the outstanding shares in Petrojarl. Petrojarl's Board of Directors has recommended its shareholders to accept Teekay's offer. Petrojarl is listed on the Oslo Stock Exchange where it trades under the symbol "PETRO".

The acceptance period for the offer runs from September 19, 2006 to October 18, 2006, both days inclusive. Settlement will take place no later than November 1, 2006. The offer document, which has been approved by the Oslo Stock Exchange, will be made available to all known Petrojarl shareholders and employees as per the requirements of the Act.

Petrojarl is a leading operator of Floating Production Storage and Offloading (*FPSO*) units in the North Sea. It owns and operates four FPSO units in addition to operating two shuttle tankers and one storage tanker. In February of this year, Teekay entered into a joint venture with Petrojarl to pursue FPSO projects.

DnB NOR Markets and Bugge, Arentz-Hansen & Rasmussen (BA-HR) have assisted TPO Investments in preparing the offer.

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world's seaborne oil and has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP). With a fleet of over 145 tankers, offices in 17 countries and 5,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay's reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay's common stock is listed on the New York Stock Exchange where it trades under the symbol "TK".

For Investor Relations enquiries contact:
Scott Gayton
Tel: + 1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: + 1 (604) 609-4703

Web site: www.teekay.com

- end -


OSLO BØRS

NewsWeb

Ticker: PETRO

Ant meldinger: 25

Fra: 01.01.

Meldingstype: BØRSPAUSE

Til: 07.11.

18.09.06 09:04 Marked=OB **PETRO OSLO BØRS - MATCHING HALT ENDS** børspause

```
See announcement regarding PETRO. Matching halt to end.
There will be a pre-trading session (CLIN) until 09:09.
```

OSLO BØRS NewsWeb

Ticker: PETRO

Ant meldinger: 25

Fra: 01.01.:

Til: 07.11.:

Meldingstype: BØRSPAUSE

18.09.06 09:09 Marked=OB **PETRO OSLO BØRS - MATCHING HALT - CORRECTION, NEW TIME** børspause

See announcement regarding PETRO. Matching halt to end.
There will be a pre-trading session (CLIN) until 09:20.

18.09.06 09:15 Marked=OB **PETRO MANDATORY OFFER FROM TPO INVESTMENTS AS** oppkjøp

Statement from the Board of Directors of Petrojarl ASA in relation to the mandatory offer from TPO Investments AS

On the 18th of September 2006, TPO Investments AS, a wholly owned subsidiary of Teekay Shipping Corporation (`Teekay`) announced that following the acquisition of more than 40% of the issued share capital of Petrojarl ASA (`Petrojarl` or the `Company`) it was making a mandatory cash offer for the remaining shares of Petrojarl at NOK 70 per share. This compares to a maximum cash price that has been paid for the shares already owned by Teekay of NOK 68.

The Board notes that the offer price represents a premium of 64% compared to the closing price of the Petrojarl share on the 18th of August 2006 (the day prior to Prosafe ASA announcing its acquisition of 29,57% of the shares in Petrojarl). The offer also represents a premium of 75% and 72% to the volume weighted average price on the Oslo Stock Exchange during the previous one month period, and during the period from the date of listing of the Petrojarl share on the 30th of June, until the 18th of August, respectively.

The Board further notes that Teekay intends to actively pursue opportunities in the rapidly growing global market for Mobile Production Solutions and they will continue to focus their development of new FPSO projects worldwide through Petrojarl. The Board is also pleased to note that Teekay, as an existing employer with significant operations located in Norway since 1999, recognizes that Petrojarl`s engineering and operational support competence is based in Trondheim and intends to further develop this skill base in Trondheim.

The Board and Management of Petrojarl consider Teekay, as a leading global shipping company, would be a very positive owner of Petrojarl, one who shares Petrojarl`s ambitions, and who would actively support the Company`s future developments. The strong combination of Teekay and Petrojarl through their existing joint venture and excellent working relationships, has already demonstrated the two companies have the high quality reputation, complimentary resources and expertise to competitively pursue FPSO opportunities anywhere in the world.

In view of the above, the Board has concluded that the offer from Teekay represents an attractive proposal for Petrojarl and Petrojarl`s shareholders from a financial, strategic and employee point of view. The Board has been assisted by ABG Sundal Collier Norge ASA in its assessment of the offer.

The Board therefore recommends to the Company`s shareholders to accept the offer from Teekay.

The Board members Keith Nicholas Henry, Joey Shaista Horn and Rolf Erik Rolfsen, and Petrojarl`s President and CEO Espen Klitzing, hold shares in Petrojarl and intend to accept the offer with respect to all such shares subject to release of lock-up provisions established as part of the IPO of Petrojarl.

Trondheim, 18th of September, 2006
The Board of Directors of Petrojarl ASA

This Statement has been issued by the Board of Directors of Petrojarl in respect of the mandatory offer as required under Section 4-16 of the Securities Trading Act.

****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to operating two shuttle tankers and one storage tanker. Petrojarl is currently evaluating projects outside of the North Sea and has ambitions to double its fleet within 2010. Petrojarl`s revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. For more information about Petrojarl visit www.petrojarl.com.

FOR DETAILS, CONTACT:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

Hege Njå Bjørkmann
Communications Manager
Phone: +47 911 85 029

andre børsmeldinger

PETROJARL BANFF - UK FINANCE LEASE RESTRUCTURING

18.09.06 11:15 Marked=OB PETRO

Petrojarl ASA (OSE: PETRO) announced today that it has consented to the sale by Alliance & Leicester of a controlling interest in the leasing company (the `Lessor`) containing the UK finance lease of the topsides and other equipment of the Petrojarl Banff (the `Lease`). The Lessor has been sold to a subsidiary of Dresdner Bank AG (`Dresdner`).

Following the sale, Dresdner may effect certain restructurings of the Lease, none of which will adversely impact upon Petrojarl. Petrojarl has received a Dresdner indemnity in respect of these restructurings.

As part of the consent process, Petrojarl has negotiated improvements to the terms of the Lease, primarily that any termination of the Lease will be at nil cost to Petrojarl and that Petrojarl will no longer need to make interest variation payments with respect to the Lease. Petrojarl will be releasing the liability currently recorded in the balance sheet for such interest variation payments, which was USD 9.4 million at 30 June 2006. The released liability will be recorded as financial income in Petrojarl Q3 2006 accounts.

****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to operating two shuttle tankers and one storage tanker. Petrojarl is currently evaluating projects outside of the North Sea and has ambitions to double its fleet within 2010. Petrojarl`s revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. For more information about Petrojarl visit www.petrojarl.com.

FOR DETAILS, CONTACT:

Erik Evjen

Chief Financial Officer
Phone: +47 48264314

82-34970

22.09.06 12:54 Marked=OB PETRO **PETROJARL ASA - ACCEPTANCE OF MANDATORY OFFER** meldepliktig handel

The following primary insiders of Petrojarl ASA have today accepted the Mandatory Offer dated 18 September 2006 from Teekay Shipping Corporation, made through its subsidiary TPO Investments AS:

Keith N. Henry, Chairman of the Board, has accepted to sell 4,600 shares. Following the acceptance, Keith N. Henry holds no shares and no options in Petrojarl ASA.

Rolf Erik Rolfsen, Deputy-Chairman of the Board, has accepted to sell 3,200 shares. Following the acceptance, Rolf Erik Rolfsen holds no shares and no options in Petrojarl ASA.

Joey S. Horn, Board Member, has accepted to sell 12,600 shares. Following the acceptance, Joey S. Horn holds no shares and no options in Petrojarl ASA.

Espen Klitzing, President and CEO, has accepted to sell a total of 12,664 shares, of which 7,720 shares are accepted by EK Kapital A/S, a company controlled by Espen Klitzing. Following the acceptance, Espen Klitzing holds no shares and 200,000 options in Petrojarl ASA.

Helge Krafft, Executive Vice President, has accepted to sell 12,647 shares. Following the acceptance, Helge Krafft holds no shares and 80,000 options in Petrojarl ASA.

Erik Evjen, Chief Financial Officer, has accepted to sell 8,160 shares. Following the acceptance, Erik Evjen holds no shares and 80,000 options in Petrojarl ASA.

Rolf Børresen, Senior Vice President Engineering, has accepted to sell 1,007 shares. Following the acceptance, Rolf Børresen holds no shares and 60,000 options in Petrojarl ASA.

Sverre W. Stenvaag, Senior Vice President Operations, has accepted to sell 2,280 shares. Following the acceptance, Sverre W. Stenvaag holds no shares and 60,000 options in Petrojarl ASA.

Nils B. Johannessen, Vice President HR, IT and Administration, has accepted to sell 887 shares. Following the acceptance, Nils B. Johannessen holds no shares and 40,000 options in Petrojarl ASA.

Terje Ruud, Vice President Finance and Control, has accepted to sell 302 shares. Following the acceptance, Terje Ruud holds no shares and 25,000 options in Petrojarl ASA.

****

The information included herein contains certain

forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to operating two shuttle tankers and one storage tanker. Petrojarl is currently evaluating projects outside of the North Sea and has ambitions to double its fleet within 2010. Petrojarl`s revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. For more information about Petrojarl visit www.petrojarl.com.

FOR DETAILS, CONTACT:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

Erik Evjen
Chief Financial Officer
Phone: +47 482 64 314

28.09.06 11:16 Marked=OB **PETRO SIRI FPSO AWARD** avtaler

Petrojarl ASA (`Petrojarl`) announced today that its wholly-owned subsidiary, Petrojarl Production AS, has been awarded a contract by Petroleo Brasileiro S.A. (`Petrobras`) to supply a floating production storage and offtake vessel (`FPSO`) for the Siri project in Brazil. The contract will be assigned to, and performed by, Teekay Petrojarl Offshore L.P. (`TPO`), its joint venture with Teekay Shipping Corporation (Teekay). The Siri field is located in the Campos Basin located off the southeastern coast of Brazil.

The contract is for a two year firm period, with options for Petrobras to extend the contract by up to an additional year. The FPSO is scheduled to commence production on location at the Siri field during the first quarter of 2008, and is expected to generate annualized cash flow from operations of approximately $33 million. The capital cost of the FPSO will be shared equally by the joint venture partners. TPO intends to secure project financing for approximately 80% of the total project cost, with the balance of the funds to be contributed by the TPO partners. It is anticipated that the FPSO will be suitable for redeployment in other offshore fields after the completion of the Siri contract.

Espen Klitzing, President and Chief Executive Officer of Petrojarl commented, `The award of this contract from Petrobras for the Siri project represents an important milestone in the co-operation between Teekay and Petrojarl through their joint venture, Teekay Petrojarl Offshore, and is an important first step in achieving TPO`s growth plans outside the North Sea.

About Petrojarl

Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to operating two shuttle tankers. Petrojarl is currently evaluating projects outside of the North Sea and has ambitions to double its fleet within 2010. Petrojarl`s revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. Petrojarl entered into a joint venture with Teekay Shipping Corporation to pursue growth opportunities and seek to develop new FPSO conversion projects beyond the North Sea region. For more information about Petrojarl visit www.petrojarl.com.

Petrojarl`s common stock is listed on the Oslo Stock Exchange where it trades under the symbol `PETRO`.

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world`s seaborne oil and has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP). With a fleet of over 145 tankers, offices in 17 countries and 5,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world`s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay`s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay`s common stock is listed on the New York Stock Exchange where it trades under the symbol `TK`.

****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

FOR DETAILS, CONTACT:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

12.10.06 09:43 Marked=OB **PETRO DECLINE OF TEEKAY OFFER** oppkjøp

---

The board of directors of Prosafe ASA has decided to decline the mandatory offer for the purchase of shares of Petrojarl ASA, put forward by TPO Investments AS, a wholly owned subsidiary of Teekay Shipping Corporation.

Prosafe is the world`s leading owner and operator of semi-submersible service rigs and a major owner and operator of floating production and storage vessels outside the North Sea. Operating profit reached USD 103.6 million in 2005. The company operates globally and employs approx. 800 people, and is headquartered in Stavanger, Norway. Prosafe is listed on the Oslo Stock Exchange with ticker code PRS. For more information, please refer to www.prosafe.com.

Stavanger, 12 October 2006

For further information please contact:

Arne Austreid, President and CEO
Phone no: +47 51 64 25 00

Bjørn Henriksen, Exec. Vice President and CFO
Phone no: +47 51 64 25 00

18.10.06 11:11 Marked=OB **PETRO DISCLOSURE OF SHAREHOLDING** flagging

Teekay Shipping Corporation, through its 100 percent subsidiary TPO Investments AS, has today received 6 acceptances for 537.712 shares under the mandatory offer expiring later today at 16:30 Norwegian time. Together with previous acceptances and purchases in the open market, TPO Investments AS has secured Petrojarl shares representing 50,27% of the total outstanding share capital.

Oslo 18.10.2006



Ticker: PETRO

Ant meldinger: 25

Fra: 01.01.:

Til: 07.11.:

Meldingstype: OPPKJØP

19.10.06 08:42 Marked=OB **PETRO REGARDING MANDATORY OFFER** oppkjøp

Following the mandatory offer that expired yesterday, Teekay Shipping Corporation, through its 100 percent subsidiary TPO Investments AS, has secured shares representing 63.2% of the total outstanding share capital in Petrojarl ASA.



andre børsmeldinger
34K

23.10.06 07:59 Marked=OB PETRO **TODAY'S OPENING SEQUENCE IN THE TRADING SYSTEM**

TODAY`S OPENING SEQUENCE IN THE TRADING SYSTEM FOR PETROJARL ASA

See attached exchange notice derivatives 67-06 regarding OBX - Teekay Shipping Corp`s offer for Petrojarl ASA.

Effective from today Monday 23 October 2006 Petrojarl ASA (PETRO) is removed from the OBX and OSEBX indices. In the trading system the basic data for the order book (PETRO) has been changed accordingly. This means that from today PETRO will open/close after PAR in the OB Match segment. Note that the tick size for the order book is also changed.

02-34970



Oslo, 19th October 2006

EXCHANGE NOTICE DERIVATIVES 67-06

REGARDING OBX – TEEKAY SHIPPING CORP'S OFFER FOR PETROJARL

Oslo Børs has decided to remove Petrojarl ASA (PETRO) from the OBX and OSEBX from and including Monday 23rd October 2006. PETRO will thus be removed at close price after business on Friday 20th October. The reason is the insufficient liquidity and low free float as a result of majority stakes by Teekay Shipping Corporation and Prosafe ASA. PETRO will not be replaced by another constituent until the next composition review in December – thus the OBX will from and including Monday 23rd October be comprised of 25 constituents.

Any questions regarding this Exchange Notice can be directed to Linus Lönnroth or Are Grongstad.

Sincerely
OSLO BØRS ASA

Are Grongstad
Product Manager Derivatives

NOREX

Oslo Exchanges P.O.Box 460, Sentrum, N-0105 Oslo, Tollbugata 2, N-0152 Oslo, Norway
T: +47 22 34 17 00, F: +47 22 41 65 90, E: info@ose.no, www.ose.no, Org.no: NO 940 728 754

OSLO BØRS NewsWeb

Ticker: PETRO
Ant meldinger: 25
Fra: 01.01.
Til: 07.11.
Meldingstype: FINANSIELL KALENDER

finansiell kalender

31.10.06 10:47 Marked=OB **PRESENTATION OF THE THIRD QUARTER 2006 PETRO RESULTS**

October 31, 2006: TRONDHEIM, NORWAY - Petrojarl will release its third quarter results for 2006 on Tuesday November 7, 2006 at approximately 08:00 AM CET. A presentation of the third quarter results will take place at 09:30 hrs CET at the Felix Konferansesenter, Bryggetorget 3, 0250 Oslo. The news release concerning the 2006 third quarter financial results and a corresponding slide presentation will be posted at Petrojarl`s web site www.petrojarl.com.

****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

About Petrojarl:
Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to operating two shuttle tankers and one storage tanker. Petrojarl is currently evaluating projects outside of the North Sea and has ambitions to double its fleet within 2010. Petrojarl`s revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. For more information about Petrojarl visit www.petrojarl.com.

FOR DETAILS, CONTACT:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

Erik Evjen
Chief Financial Officer
Phone: +47 482 64 314

Hege Njå Bjørkmann
Communications Manager
Phone: +47 911 85 029

31.10.06 14:06 Marked=OB **PETRO PETROJARL ASA - REDEMPTION OF SHARE OPTIONS** meldepliktig handel

With reference to the Mandatory Offer dated 18 September 2006 from Teekay Shipping Corporation, made through its subsidiary TPO Investments AS, all share options (955,000) granted on 7 July 2006 to 38 individuals in Petrojarl have been redeemed by Teekay Shipping Corporation.

Cash settlement was made today, 31 October 2006, based on an offer price of NOK 70, and with an exercise price of NOK 40.70 per share option. The options were redeemed by way of payment of the difference between the offer price and exercise price. The payment is subject to income taxation for each option holder.

Accordingly, the share options of the following primary insiders of Petrojarl ASA have been redeemed:

Espen Klitzing, President and CEO, has accepted redemption of 200,000 options. Following the redemption, Espen Klitzing holds no shares and no options in Petrojarl ASA.

Helge Krafft, Executive Vice President, has accepted redemption of 80,000 options. Following the redemption, Helge Krafft holds no shares and no options in Petrojarl ASA.

Erik Evjen, Chief Financial Officer, has accepted redemption of 80,000 options. Following the redemption, Erik Evjen holds no shares and no options in Petrojarl ASA.

Rolf Børresen, Senior Vice President Engineering, has accepted redemption of 60,000 options. Following the redemption, Rolf Børresen holds no shares and no options in Petrojarl ASA.

Sverre W. Stenvaag, Senior Vice President Operations, has accepted redemption of 60,000 options. Following the redemption, Sverre W. Stenvaag holds no shares and no options in Petrojarl ASA.

Nils B. Johannessen, Vice President HR, IT and Administration, has accepted redemption of 40,000 options. Following the redemption, Nils B. Johannessen holds no shares and no options in Petrojarl ASA.

Terje Ruud, Vice President Finance and Control, has accepted redemption of 25,000 options. Following the redemption, Terje Ruud holds no shares and no options in Petrojarl ASA.

Investor and press contacts:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

Erik Evjen
Chief Financial Officer

Phone: +47 482 64 314

07.11.06 08:02 Marked=OB **PETROJARL ANNOUNCES UNAUDITED PETRO Q3 2006 RESULTS** delårsresultat 89K 147K

7 November 2006: TRONDHEIM, NORWAY - Petrojarl ASA (`Petrojarl` or the `Company`) (OSE: PETRO) announced today its unaudited Q3 2006 results in accordance with IFRS.

- Revenues for Q3 2006 increased by $11.5 million to $74.3 million compared to Q2 2006. The increase is a result of payment of minimum day-rate from Petrojarl Varg, including additional revenue related to production in Q2 2006

- EBITDA for Q3 2006 was $21.5 million, compared to $14 million in Q2 2006

- Operating expenses increased by $7.3 million from Q2 2006, primarily due to higher depreciation costs and loss on currency exchange contracts

- Operating profit was $3.6 million in Q3 2006, which is $4.2 million higher than the operating result from Q2 2006

- Investments in Q3 2006 relating to modifications and improvements on the vessels amounted to $7 million

- Total average daily produced volume from Petrojarl`s fleet of FPSO vessels decreased by approximately 6,900 barrels per day to approximately 76,500 barrels per day, compared to Q2 2006. The majority of the reduced production volumes were caused by planned maintenance activities on the vessels

President and CEO of Petrojarl, Espen Klitzing commented:

`Petrojarl`s results in Q3 2006 are an improvement compared to Q2 2006. In particular we emphasise the positive effects from the renegotiated Varg contract both in terms of revenue increases and risk reduction. Maintenance activity level and investments in our vessels have been fairly high in the quarter, with planned shutdowns on three of the four units. We are very satisfied with the results of these activities.`

Outlook 2006

- Total revenues from the Company`s four FPSOs are expected to be somewhat lower than full year 2005, mainly due to the continuing depletion of the fields
- Full year 2006 operating expenses excluding depreciations are expected to be broadly in line with 2005. However due to the transition to IFRS depreciation costs will be higher compared to 2005.
- Total revenues in Q4 2006 from the Company`s

four FPSOs are expected to be lower than in Q3 2006, primarily caused by lower revenues on Petrojarl Varg, which in Q3 2006 also included revenue related to production in Q2 2006
- Operating expenses for Q4 2006 are expected to be in line with Q3 2006

****
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to operating two shuttle tankers and one storage tanker. Petrojarl is currently evaluating projects outside of the North Sea and has ambitions to double its fleet within 2010. Petrojarl`s revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. For more information about Petrojarl visit www.petrojarl.com.

FOR DETAILS, CONTACT:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

Erik Evjen
Chief Financial Officer
Phone: +47 482 64 314

Hege Njå Bjørkmann
Communications Manager
Phone: +47 911 85 029



EARNINGS RELEASE

FOR DETAILS, CONTACT:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

Erik Evjen
Chief Financial Officer
Phone: +47 482 64 314

Hege Njå Bjørkmann
Communications Manager
Phone: +47 911 85 029

FOR IMMEDIATE RELEASE
7 November 2006

Petrojarl Announces Unaudited Q3 2006 Results

7 November 2006: TRONDHEIM, NORWAY - Petrojarl ASA ("Petrojarl" or the "Company") (OSE: PETRO) announced today its unaudited Q3 2006 results in accordance with IFRS.

- Revenues for Q3 2006 increased by $11.5 million to $74.3 million compared to Q2 2006. The increase is a result of payment of minimum day-rate from Petrojarl Varg, including additional revenue related to production in Q2 2006
- EBITDA for Q3 2006 was $21.5 million, compared to $14 million in Q2 2006
- Operating expenses increased by $7.3 million from Q2 2006, primarily due to higher depreciation costs and loss on currency exchange contracts
- Operating profit was $3.6 million in Q3 2006, which is $4.2 million higher than the operating result from Q2 2006
- Investments in Q3 2006 relating to modifications and improvements on the vessels amounted to $7 million
- Total average daily produced volume from Petrojarl's fleet of FPSO vessels decreased by approximately 6,900 barrels per day to approximately 76,500 barrels per day, compared to Q2 2006. The majority of the reduced production volumes were caused by planned maintenance activities on the vessels

Petrojarl ASA
Beddingen 16
Postboks 482 Sentrum
N - 7405 Trondheim, Norway
Phone: +47 73 98 30 00
Fax: +47 73 98 30 10
For more information about Petrojarl visit www.petrojarl.com

Key figures - Pro forma IFRS (in thousands of US dollars)	Quarter ended 30 Sep 2006	Quarter ended 30 June 2006	Quarter ended 30 Sep 2005	Nine months ended 30 Sep 2006	Nine months ended 30 Sep 2005	Year ended 31 Dec 2005
Revenues	74 291	62 740	66 860	203 549	204 452	280 677
Operating income (loss)	3 647	(568)	8 152	13 875	26 594	231 970
Net income (loss)	5 992	(5 392)	1 750	8 871	10 288	208 039
EBITDA	21 465	13 990	16 769	60 860	57 343	61 884
Total assets	965 719	947 057	753 528	965 719	753 528	947 462
Cash and cash equivalents	73 238	46 944	56 887	73 238	56 887	56 060
Net interest bearing debt	245 608	272 056	294 444	245 608	294 444	262 940

President and CEO of Petrojarl, Espen Klitzing commented:

"Petrojarl's results in Q3 2006 are an improvement compared to Q2 2006. In particular we emphasise the positive effects from the renegotiated Varg contract both in terms of revenue increases and risk reduction. Maintenance activity level and investments in our vessels have been fairly high in the quarter, with planned shutdowns on three of the four units. We are very satisfied with the results of these activities."

Results

Revenues

Revenues for Q3 2006 were $74.3 million compared to $62.8 million for Q2 2006. The increase of $11.5 million is mainly a result of payment of minimum day-rate from Petrojarl Varg, including additional revenue from Petrojarl Varg of $5.8 million related to production in Q2 2006.

Revenues from Petrojarl Foinaven increased slightly by $ 0.4 million. Petrojarl I revenues remained unchanged in Q3 2006. Production in Q3 2006 from Petrojarl Varg has remained at a level resulting in payment of the re-negotiated minimum day-rate. Revenues from Petrojarl Banff decreased slightly by $0.6 million, and were recorded based on minimum day-rate. Bareboat charter revenues from Rita Knutsen of $1.3 million are included as other revenues.

Revenues in Q3 2006 increased by $7.4 million compared to Q3 2005, principally due to the additional income recorded from Petrojarl Varg, and by the bareboat charter revenues from Rita Knutsen.

Operating result

Operating profit was $3.6 million in Q3 2006, which is a $4.2 million improvement compared to the operating loss of $0.6 million in Q2 2006. The increase is a result of higher revenues, partly offset by higher operating expenses.

The increase in total operating expenses of $7.3 million from Q2 2006 is primarily due to loss on currency exchange contracts, and higher depreciation mainly caused by write-down of residual value of certain replaced equipment on the vessels.

Depreciation costs in Q3 2006 were $3.3 million higher compared to Q2 2006. The loss on currency exchange contracts entered into in Q3 2006 amounted to $2.9 million.

Compared to Q3 2005, operating profit is down $4.5 million, mainly a result of significantly higher depreciation, and loss on currency exchange contracts, in addition to increased Selling, general and administrative costs (SG&A) costs, partly counterbalanced by increased revenues and some reduction in cost of sales.

Depreciation in Q3 2006 was $8.4 million higher than in Q3 2005. SG&A costs in Q3 2006 increased by $1.4 million compared to Q3 2005, mainly as a result of increased level of corporate activities and business development. Cost of sales was $2.3 million lower in Q3 2006 compared to Q3 2005.

The increased depreciations resulted from reversal made 31 December 2005 of previous impairments of approximately $208 million resulting in higher book values from 1 January 2006, and reduction in the assumed asset life of Petrojarl Varg for accounting purposes under IFRS effective from 1 January 2006.

Financial items

Net financial income for Q3 2006 was $2.3 million, as compared to net financial expenses of $4.8 million in Q2 2006.

The main reason for the improvement is financial income of $9.4 million recorded as a result of releasing the liability in the balance sheet for interest variation payments related to the finance lease on Petrojarl Banff. Through the restructuring of this lease, Petrojarl achieved improvements to the terms of the lease, primarily that any termination of the lease will be at nil cost to Petrojarl and that Petrojarl will no longer need to make interest variation payments with respect to the lease.

The value of the liability in the balance sheet for interest variation payments related to the Foinaven lease increased by $1.9 million, with a corresponding financial expense being recorded in Q3 2006.

Net financial income for Q3 2006 was $8.7 million higher compared to Q3 2005, mainly due to the financial income from the Petrojarl Banff lease restructuring, partly offset by a $2.2 million increase in interest expenses.

Net income

Income before income taxes was $6.0 million for Q3 2006, as compared to a loss of $5.4 million in Q2 2006, and as compared to an income of $1.8 million in Q3 2005.

Petrojarl had no income taxes in Q3 2006, Q2 2006, or Q3 2005.

Petrojarl has a total of approximately $135 million of unrecognised deferred tax assets (net of deferred tax liabilities) in Norway and the United Kingdom.

Liquidity and financing

At 30 September 2006, the Company's net interest bearing debt amounted to $246 million as compared to $272 million at 30 June 2006, and $294 million at 30 September 2005.

Cash and cash equivalents (including restricted cash) amounted to $73 million as compared to $47 million at 30 June 2006, and $57 million at 30 September 2005.

The Company has a $425 million revolving credit facility maturing in 2011, out of which $325 million is the drawn amount. The £10 million used for a letter of credit related to the lease on certain equipment on the Petrojarl Banff, was released as part of the restructuring of the lease.

The $425 million revolving credit facility bears interest at a floating rate based on USD Libor. In late September 2006, Petrojarl entered into interest rate swap agreements fixing the interest rate for a major part of the loan over the term of the loan.

Petrojarl is subject to foreign currency exchange rate risk on cash flows related to expenses and investing transactions in currencies other than the US dollar. Revenues are predominantly denominated in US dollars, while the majority of operating expenses is incurred in Norwegian kroner and British pounds. The Company hedges a portion of its foreign currency exposure related to operating expenses in non-US dollar currencies by entering into market sensitive financial instruments.

UK finance leases

The Company has finance leases relating to the FPSO Petrojarl Foinaven, and the production equipment for the Petrojarl Banff. The Company has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the UK tax authorities. The specific tax exposures related to these leases were recorded as a liability. Applicable portions of this liability are released if and when the UK tax authorities accept the lessors' claim for capital allowance under each lease. In 2005, the liability related to the Petrojarl Banff lease was released. There is still a contingency related to the Petrojarl Foinaven lease, where the UK tax authorities has raised an issue about the accelerated rate at which tax depreciation is available. An accrual of £13 million related to the contingency regarding tax indemnification on Petrojarl Foinaven has been made, and was recorded as per 30 September 2006 at $24.3 million. As part of the demerger, PGS has agreed to cover 50 per cent of any actual payment in excess of £13 million related to this liability.

In addition, Petrojarl has indemnified the lessor on the Petrojarl Foinaven for variations in actual interest rates from those assumed in the leases (interest rate differential). With respect to the interest rate differential, the defeased rental payments are based on assumed Sterling LIBOR rates of 9%. If actual interest rates are greater than the assumed interest rate, the Company receives rental rebates. Conversely, if actual interest rates are less than the assumed interest rates, the Company pays additional rentals in excess of the defeased rental payments. Over the last several years, the actual interest rates have been below the assumed interest rates. Under IFRS, these obligations are accounted for at fair value with corresponding changes in fair value reported through the income statement. As per 30 September 2006, the liability was recorded at a fair value of $24.4 million.

Capital investments

Petrojarl made capital investments in Q3 2006 amounting to $10.3 million. Investments in Q3 2006 relating to modifications on the vessels amounting to $7 million, and expenses related to the Siri FPSO project of $2.5 million have been capitalised in the balance sheet per 30 September 2006. Petrojarl made no capital investments in Q2 2006 and Q3 2005.

Shares

The Company has 74,999,990 ordinary shares, all one class and with equal rights, issued and outstanding. The ordinary shares are listed on the Oslo Stock Exchange. The Company has a Level 1 ADR program for trading in its American Depository Shares ("ADS"), each of which represents one ordinary share.

Operations

Total average produced volume from the Company's four FPSOs in Q3 2006 was 76,446 barrels per day, compared to 83,379 barrels per day in Q2 2006.

Revenues from Petrojarl Foinaven increased by $0.4 million in Q3 2006 compared to Q2 2006. Average daily production volumes of approximately 48,400 barrels, were lower compared to daily average of 53,600 barrels in Q2 2006, because of the 14 days shut-down in production in August and September due to planned maintenance activities. However, despite the lower production, the compensation mechanism of the Foinaven services contract related to the shut-down generating higher revenue.

Petrojarl I revenues were unchanged in Q3 2006 compared to Q2 2006. The revenues from increased production tariff from $3.50 to $4.50 per barrel were offset by lower production in September yielding minimum day rate payments, and a reduced fixed rate income as denominated in US dollars, due to a weakening of Norwegian kroner versus the US dollar. Average daily production volumes were approximately 9,400 barrels, compared to 11,100 barrels in Q2 2006. The reduced production volumes were partly caused by a 7 days planned shut-down in September, in addition to lost production due to not planned activities in July and August.

Revenues from Petrojarl Varg increased by $11.7 million in Q3 2006 compared to Q2 2006, mainly a result of payment of the new minimum day-rate from Petrojarl Varg, including additional revenue from Petrojarl Varg of $5.8 million related to production in Q2 2006. Average daily production was approximately 11,900 barrels, compared to 10,400 barrels in Q2 2006. The increase in production volumes in Q3 2006 was primarily a result of well interventions and other improvement work. The revised terms of the Varg contract includes a minimum day rate of $220,000, corresponding to a daily production volume of approximately 20,600 barrels.

Petrojarl Banff revenues decreased by $0.6 million in Q3 2006 compared to Q2 2006. Production revenues are recorded based on the minimum day rate provision in the contract. Average daily production was approximately 6,700 barrels, compared to 8,400 barrels in Q2 2006. The reduced production was caused by a 10 days planned shut-down in September, mechanical and performance testing ongoing for the rest of the month of September, and planned well intervention work performed in July.

Revenues from the bareboat charter for the tanker Rita Knutsen was $1.3 million in Q3 2006, unchanged from Q2 2006. Until a suitable conversion project is commenced the tanker will sail on a bareboat charter to the seller.

Outlook 2006

- Total revenues from the Company's four FPSOs are expected to be somewhat lower than full year 2005, mainly due to the continuing depletion of the fields
- Full year 2006 operating expenses excluding depreciations are expected to be broadly in line with 2005. However due to the transition to IFRS depreciation costs will be higher compared to 2005.
- Total revenues in Q4 2006 from the Company's four FPSOs are expected to be lower than in Q3 2006, primarily caused by lower revenues on Petrojarl Varg, which in Q3 2006 also included revenue related to production in Q2 2006
- Operating expenses for Q4 2006 are expected to be in line with Q3 2006

Recent developments

Petrojarl announced 28 September 2006 that its wholly-owned subsidiary, Petrojarl Production AS, has been awarded a contract by Petroleo Brasileiro S.A. (Petrobras) to supply an FPSO for the Siri project in Brazil. The contract will be assigned to, and performed by, Teekay Petrojarl Offshore (TPO), its joint venture with Teekay Shipping Corporation (Teekay). The contract is for a two year firm period, with options for Petrobras to extend the contract by up to an additional year. The FPSO is scheduled to commence production on location at the Siri field during the first quarter of 2008, and is expected to generate annualized cash flow from operations of approximately $33 million. The capital cost of the FPSO will be shared equally by the joint venture partners. TPO intends to secure project financing for approximately 80% of the total project cost, with the balance of the funds to be contributed by the TPO partners. It is anticipated that the FPSO will be suitable for redeployment in other offshore fields after the completion of the Siri contract.

On 1 September 2006, Teekay announced its intention to launch a mandatory offer for all outstanding shares in Petrojarl, after acquiring more than 40% of the shares. Following the mandatory offer that expired 18 October 2006, Teekay announced that it had secured shares representing 63.2% of the total outstanding share capital in Petrojarl.

On 31 October 2006, Petrojarl announced that share options granted on 7 July 2006 to individuals in Petrojarl had been redeemed by Teekay. Cash settlement was made based on an offer price of NOK 70, and with an exercise price of NOK 40.70 per share option. The options were redeemed by way of payment of the difference between the offer price and exercise price. The payment was subject to income taxation for each option holder.

Basis for unaudited accounts

The accounts presented herein have been prepared in accordance with the International Financial Reporting Standards (IFRS) as well as the standard for Interim Financial Reporting.

The accounts have been based on the accounting principles described in the Petrojarl listing Prospectus dated 14 June 2006.

The comments presented herein are based on comparison with pro forma financials in accordance with IFRS, as Petrojarl believes this gives a correct description of the Company's financial status.

Historical financials in accordance with IFRS are included as appendix to this earnings release. Petrojarl has not provided comments to the historical financials, as they do not reflect the capitalisation of the Petrojarl group from the time of the demerger from PGS. The historical financials reflect actual intra group capitalisation of the Petrojarl group companies, as members of the PGS Group.

Petrojarl Pro forma IFRS financials

Pro forma IFRS Income Statement
(in thousands of dollars)

	Q3 2006	Q2 2006	Q3 2005	YTD 2006	YTD 2005	Year 2005
Revenues	74 291	62 740	66 860	203 549	204 452	280 677
Cost of sales	44 055	43 831	46 372	128 060	134 599	181 099
Depreciation and amortization	17 818	14 558	9 441	45 987	28 455	37 767
Selling, general and administrative costs	4 917	5 009	3 512	13 165	12 303	14 823
(Reversal of) Impairment of long-lived assets	998	-	(824)	998	2 294	(207 853)
Other operating (income) expense, net	-	(90)	207	(1 392)	207	22 871
Currency hedging loss (income)	2 856	-	-	2 856	-	-
Total operating expenses	70 644	63 308	58 708	189 674	177 858	48 707
Operating income before financial items	3 647	(568)	8 152	13 875	26 594	231 970
Income from associated companies	-	-		42	-	243
Interest expense	(5 538)	(3 890)	(3 310)	(12 569)	(8 676)	(16 834)
Other financial items, net	7 883	(934)	(3 092)	7 523	(7 630)	(7 340)
Income (loss) before tax and minority interest	5 992	(5 392)	1 750	8 871	10 288	208 039
Income tax expense (benefit)	-	-		-		-
Net income (loss)	5 992	(5 392)	1 750	8 871	10 288	208 039
Attributable to:						
Shareholders of Petrojarl	5 997	(5 377)	1 756	8 867	10 246	207 645
Minority interest	(5)	(15)	(6)	4	42	394

Condensed Pro forma Consolidated Balance Sheet
(in thousands of dollars)

	30.09.2006	30.06.2006	30.09.2005	31.12.2005
ASSETS				
Cash and cash equivalents	71 728	44 830	55 507	54 050
Restricted cash	1 510	2 114	1 380	2 010
Accounts receivable, net	26 426	29 139	35 131	30 506
Unbilled and other receivables	4 964	2 559	6 240	3 081
Other current assets	17 370	16 781	10 089	12 135
Total current assets	121 998	95 423	108 347	101 782
Property and equipment, net	832 075	839 572	633 129	833 485
Investments in associated companies	5 111	5 411	5 411	5 653
Other long-lived assets	6 535	6 651	6 641	6 542
Total assets	**965 719**	**947 057**	**753 528**	**947 462**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Accounts payable	10 810	7 508	11 728	14 918
Accrued expenses	38 092	26 279	33 594	27 128
Derivative financial instrument	27 272	31 915	40 187	35 827
Total current liabilities	76 174	65 702	85 509	77 873
Long-term debt	318 846	319 000	351 331	319 000
Other long-term liabilities	60 866	59 038	29 043	57 100
Total liabilities	455 886	443 740	465 883	453 973
Minority interest in consolidated subsidiaries	1 336	1 325	1 561	1 340
Shareholders' equity	508 497	501 991	286 084	492 149
Total liabilities and equity	**965 719**	**947 056**	**753 528**	**947 462**

Condensed Pro forma Cash Flow Statement
(in thousands of dollars)

	YTD 2006	YTD 2005	Full 2005
OPERATING ACTIVITIES			
Operating income	13 875	26 594	231 971
Depreciations and amortizations	45 987	28 455	37 767
(Reversal of) Impairment	998	2 294	(207 853)
Loss on sale of assets	-	-	426
Change in net operating capital	1 598	(3 738)	15 498
Increase (Decrease) in long-term liability	-	(3 441)	3 240
Net Provided from operating activities	62 458	50 164	81 049
INVESTING ACTIVITIES			
Repayment on outstanding loan	542		
Purchase of property, plant and equipment	(45 322)	-	(11)
Net Provided from investing activities	(44 780)	-	(11)
FINANCING ACTIVITIES			
Repayment of long -term debt	-	(39 686)	(72 017)
Net Provided from financing activities	-	(39 686)	(72 017)
Net increase (decrease) in cash	17 678	10 478	9 021
Cash at beginning of period	54 050	45 029	45 029
Cash at end of period	71 728	55 507	54 050

Pro forma IFRS Reconciliation
(in thousands of dollars)

EQUITY	01.01.2005	31.12.2005
Shareholder's equity (unaudited - US GAAP)	343 372	331 961
Minority interest in US GAAP	962	785
Shareholder's equity and minority interest in US GAAP	**344 334**	**332 746**
Difference in net income for 2005		219 630
Adjustments made directly to equity US GAAP		796
Adjustments based on transition to IFRS as of January 1, 2005		
FPSOs	29 417	29 417
Asset Removal Obligation Banff field	(736)	(736)
UK Leases:		
Contingencies Petrojarl Foinaven/Ramform Banff	20 073	20 073
Interest rate differential	(9 370)	(9 370)
Accrued interest - Interest rate differential	482	482
Pensions	(5 643)	(5 643)
Intangible assets	(19 129)	(19 129)
Financing adjustments	(74 777)	(74 777)
Pro forma equity IFRS	**284 651**	**493 489**

	2005	2006
Pro forma equity IFRS 1 January	284 651	493 489
Reported result YTD	10 288	8 871
Assumed interest expense not payable		10 355
Repayment of capital	(3 529)	
Other	(3 765)	(2 882)
Pro forma equity IFRS 30 September	**287 645**	**509 833**

NET INCOME	2005
As reported in unaudited Financial Statement	(11 618)
Minority interest in US GAAP	27
Income (loss) before minority interest	(11 591)
Property and equipment	
Depreciation	(31)
Reversal of impairment	207 853
Asset removal obligation Ramform Banff	661
UK Leases	
Contingencies Petrojarl Foinaven/Ramform Banff	(29 880)
Interest rate differential	(3 202)
Pensions	(357)
Amortization intangible assets	8 489
Financial income and expense and lease expenses	36 097
Pro forma reported amount (IFRS)	**208 039**

Appendix 1 - Petrojarl Historical IFRS financials

Historical IFRS Income Statement
(In thousands of dollars)

	Q3 2006	Q2 2006	Q3 2005	YTD 2006	YTD 2005	Year 2005
Revenues	74 291	62 740	66 860	203 549	204 452	280 677
Cost of sales	44 055	43 831	46 372	128 003	134 624	181 088
Depreciation and amortization	17 818	14 558	9 441	45 987	28 455	37 767
Selling, general and administrative costs	4 917	5 009	3 512	13 007	11 618	13 702
(Reversal of) Impairment of long-lived assets	998	-	-	998	3 118	(207 853)
Other operating (income) expense, net	-	(90)	(617)	(1 392)	(617)	
Currency hedging loss (income)	2 856	0	-	2 856	-	22 871
Total operating expenses	70 644	63 308	58 708	189 459	177 198	47 575
Operating income before financial items	3 647	(568)	8 152	14 090	27 254	233 102
Income from associated companies		-		42		243
Interest expense	(5 538)	(16 336)	(4 437)	(37 491)	(18 236)	(54 504)
Other financial items, net	7883	(1 878)	(3 135)	5 304	(7 276)	(3 317)
Income (loss) before tax and minority interest	5 992	(18 782)	580	(18 055)	1 742	175 524
Income tax expense (benefit)	-	-		-		583
Net income (loss)	5 992	(18 782)	580	(18 055)	1 742	174 941
Attributable to:						
Shareholders of Petrojarl	5 997	(18 767)	570	(18 041)	1 684	174 374
Minority interest	(5)	(15)	10	(14)	58	567

Condensed Historical Consolidated Balance Sheet
(In thousands of dollars)

	30.09.2006	30.06.2006	30.09.2005	31.12.2005
ASSETS				
Cash and cash equivalents	71 728	44 830	15 007	13 535
Restricted cash	1 510	2 114	1 380	2 010
Accounts receivable, net	26 426	29 139	35 131	30 506
Unbilled and other receivables	4 964	2 559	6 240	3 081
Other current assets	17 370	16 781	10 089	12 135
Current receivables group companies			-	(40)
Total current assets	121 998	95 423	67 847	61 227
Property and equipment, net	832 075	839 572	627 878	833 485
Investments in associated companies	5 111	5 411	5 411	5 653
Other long-lived assets	6 535	6 651	6 641	11 793
Total assets	**965 719**	**947 057**	**707 777**	**912 158**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Accounts payable	10 810	7 508	11 728	14 918
Accrued expenses	38 092	26 279	33 593	27 090
Current liabilities group companies				4 512
Derivative financial instrument	27 272	31 915	40 187	35 827
Total current liabilities	76 174	65 702	85 508	82 347
Long-term debt	318 846	319 000	555 065	936 827
Other long-term liabilities	60 866	59 038	34 294	57 100
Total liabilities	455 886	443 740	674 867	1 076 274
Minority interest in consolidated subsidiaries	1 336	1 325	1 472	1 513
Shareholders' equity	508 497	501 992	31 438	(165 629)
Total liabilities and equity	**965 719**	**947 057**	**707 777**	**912 158**

Condensed Historical Cash Flow Statement
(in thousands of dollars)

	YTD 2006	YTD 2005
OPERATING ACTIVITIES		
Operating income	14 090	27 254
Depreciations and amortizations	45 987	28 455
(Reversal of) Impairment	998	3 118
Loss on sale of assets	-	-
Change in net operating capital	2 094	7 848
Increase (Decrease) in long-term liability	-	
Net Provided from operating activities	63 169	66 675
INVESTING ACTIVITIES		
Repayment on outstanding loan	542	
Purchase of property, plant and equipment	(45 322)	-
Net Provided from investing activities	(45 322)	-
FINANCING ACTIVITIES		
Repayment of long -term debt	-	(56 180)
Received cash from PGS in demerger	46 500	
Repaid long-term debt to PGS	(325 000)	
Drawn long-term debt	318 846	
Net Provided from financing activities	40 346	(56 180)
Net increase (decrease) in cash	58 193	10 495
Cash at beginning of period	13 535	4 512
Cash at end of period	71 728	15 007

Historical IFRS reconciliation

(in thousands of dollars)

EQUITY	01.01.2005	31.12.2005
Shareholder's equity (unaudited - US GAAP)	24 940	(364 841)
Minority interest in US GAAP	1 226	785
Shareholder's equity and minority interest in US GAAP	**26 166**	**(364 056)**
Difference in net income for 2005		184 050
Adjustments made directly to equity US GAAP		796
Adjustments based on transition to IFRS as of January 1, 2005		
FPSOs	29 417	29 417
Asset Removal Obligation Banff field	(736)	(736)
UK Leases:		
Contingencies Petrojarl Foinaven/Ramform Banff	20 073	20 073
Interest rate differential	(9 370)	(9 370)
Accrued interest - Interest rate differential	482	482
Pensions	(5 643)	(5 643)
Intangible assets	(19 129)	(19 129)
Financing adjustments		
Equity IFRS	**41 260**	**(164 116)**

	2005	2006
Equity IFRS 1 January	41 260	(164 116)
Reported result YTD	1 742	(18 051)
Change in long-term debt through de-merger (gross excl. Financing costs)		611 827
Cash received from PGS at de-merger		46 500
Interest/financing costs not payable through de-merger plan		33 152
Repayment of capital	(3 529)	
Other	(6 563)	521
Equity IFRS 30 September	**32 330**	**509 833**

NET INCOME	2005
As reported in unaudited Financial Statement	(9 136)
Minority interest in US GAAP	(27)
Income (loss) before minority interest	(9 109)
Property and equipment	
Depreciation	(31)
Reversal of impairment	207 853
Asset removal obligation Ramform Banff	661
UK Leases	
Contingencies Petrojarl Foinaven/Ramform Banff	(29 880)
Interest rate differential	(3 202)
Pensions	(357)
Amortization intangible assets	8 489
Financial income and expense and lease expenses	
Net income IFRS	**174 424**

****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to operating two shuttle tankers and one storage tanker. Petrojarl is currently evaluating projects outside of the North Sea and has ambitions to double its fleet within 2010. Petrojarl's revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. For more information about Petrojarl visit www.petrojarl.com.

Petrojarl ASA

Q3 2006 Results

Oslo

7 November 2006


Petrojarl

Highlights Q3 2006

- Revenues for Q3 2006 increased by $11.5 million to $74.3 million compared to Q2 2006. The increase is a result of payment of minimum day-rate from Petrojarl Varg, including additional revenue related to production in Q2 2006
- EBITDA for Q3 2006 was $21.5 million, compared to $14 million in Q2 2006
- Operating expenses increased by $7.3 million from Q2 2006, primarily due to higher depreciation costs and loss on currency exchange contracts
- Operating profit was $3.6 million in Q3 2006, which is $4.2 million higher than the operating result from Q2 2006
- Investments in Q3 2006 relating to modifications and improvements on the vessels amounted to $7 million
- Total average daily produced volume from Petrojarl's fleet of FPSO vessels decreased by approximately 6,900 barrels per day to approximately 76,500 barrels per day, compared to Q2 2006. The majority of the reduced production volumes were caused by planned maintenance activities on the vessels


Petrojarl

Financial Summary[1)]

Key figures - Pro forma IFRS (in thousands of US dollars)	Quarter ended 30 Sep 2006	30 June 2006	30 Sep 2005	Q3 06/Q2 06 change	change%	Q3 06/Q3 05 change	change%
Petrojarl Foinaven	*21 600*	*21 222*	*22 293*	*378*	*2 %*	*(693)*	*-3 %*
Petrojarl I	*12 800*	*12 805*	*11 803*	*(5)*	*0 %*	*997*	*8 %*
Petrojarl Varg	*26 900*	*15 196*	*19 940*	*11 704*	*77 %*	*6 960*	*35 %*
Ramform Banff	*11 200*	*11 810*	*11 645*	*(610)*	*-5 %*	*(445)*	*-4 %*
Other	*1 800*	*1 739*	*837*	*61*	*4 %*	*963*	*115 %*
Revenues	74 291	62 740	66 860	11 551	18 %	7 431	11 %
Operating income (loss)	3 647	(568)	8 152	4 215	n.a.	(4 505)	-55 %
Net income (loss)	5 992	(5 392)	1 750	11 384	n.a.	4 242	242 %
EBITDA	21 465	13 990	16 769	7 475	53 %	4 696	28 %
Total assets	965 719	947 057	753 528	18 662	2 %	212 191	28 %
Cash and cash equivalents	73 238	46 944	56 887	26 294	56 %	16 351	29 %
Net interest bearing debt	245 608	272 056	294 444	(26 448)	-10 %	(48 836)	-17 %

1) The unaudited pro forma financial information has been prepared under IFRS. This information should be read in conjunction with the unaudited Q3 2006 results released on 7 November 2006.

Vessel performance

Petrojarl Foinaven



BBLS/Day
80 000
60 000
40 000
20 000
0

	Q3 04	Q4 04	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06	Q3 06
Foinaven	58 392	71 042	62 307	61 673	48 739	67 755	57 971	53 559	48437

- Revenues from Foinaven increased by $0.4 million in Q3 2006
- Lower production because of a planned 14 days shut-down in production, countered by compensation mechanism of the Foinaven services contract

Petrojarl Varg

BBLS/Day

30 000
25 000
20 000
15 000
10 000
5 000
0

	Q3 04	Q4 04	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06	Q3 06
Varg	28 192	14 926	18712	22 032	20 099	27 251	19 114	10 381	11938

- Revenues from Petrojarl Varg increased by $11.7 million in Q3 2006
- New minimum day-rate from Petrojarl Varg, and additional revenue for production in Q2 2006
- Increased production result of well interventions and other improvement work


Petrojarl

Vessel performance cont'd

Petrojarl I



BBLS/Day
20 000
15 000
10 000
5 000
0

	Q3 04	Q4 04	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06	Q3 06
PJ I	14 674	13 297	15830	16 803	11 642	14 315	10 759	11 068	9359

- Petrojarl I revenues were unchanged in Q3 2006
- Increased tariff revenues offset by minimum day rate payments in September, and currency effects
- Reduced production volumes caused by a 7 days planned shut-down in September, and other not planned activities

Petrojarl Banff

BBLS/Day
15 000
12 500
10 000
7 500
5 000
2 500
0

	Q3 04	Q4 04	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06	Q3 06
Banff	8 212	11 403	12004	10 228	9 906	9 170	8 614	8 371	6711

- Petrojarl Banff revenues decreased by $0.6 million in Q3 2006
- Revenues are recorded based on minimum day rate
- Reduced production caused by a 10 days planned shut-down in September, mechanical and performance testing ongoing, and planned well intervention work


Petrojarl

Recent developments

- Petrobras' Siri project award
  - Contract performed by Teekay Petrojarl Offshore (TPO)
  - Two year firm period, with options for one additional year
  - Production estimated to commence during the first quarter of 2008
  - Expected annualized cash flow from operations of approximately USD 33 million
  - The capital cost of the FPSO will be shared equally by the joint venture partners
  - TPO intends to secure project financing for approximately 80% of the total project cost, with the balance of the funds to be contributed by the TPO partners
  - The FPSO anticipated to be suitable for redeployment in other offshore fields

- Following the mandatory offer that expired 18 October 2006, Teekay had secured shares representing 63.2% of the total outstanding share capital in Petrojarl


Petrojarl

Guidance for 2006



Full year 2006

- Total revenues from the Company's four FPSOs are expected to be somewhat lower than full year 2005, mainly due to natural field depletion
- Full year 2006 operating expenses, excluding depreciations, are expected to be broadly in line with 2005. However due to the transition to IFRS depreciation costs will be higher compared to 2005

Q4 2006

- Total revenues in Q4 2006 from the Company's four FPSOs are expected to be lower than in Q3 2006, primarily caused by lower revenues from Petrojarl Varg (Q3 revenues were inclusive of Q2 revenues from min dayrate)
- Operating expenses for Q4 2006 are expected to be in line with Q3 2006


Petrojarl

Income Statement

Pro forma IFRS Income Statement
(In thousands of dollars)

	Q3 2006	Q2 2006	Q3 2005	YTD 2006	YTD 2005	Year 2005
Revenues	74 291	62 740	66 860	203 549	204 452	280 677
Cost of sales	44 055	43 831	46 372	128 060	134 599	181 099
Depreciation and amortization	17 818	14 558	9 441	45 987	28 455	37 767
Selling, general and administrative costs	4 917	5 009	3 512	13 165	12 303	14 823
(Reversal of) Impairment of long-lived assets	998	-	(824)	998	2 294	(207 853)
Other operating (income) expense, net	-	(90)	207	(1 392)	207	22 871
Currency hedging loss (income)	2 856	-	-	2 856	-	-
Total operating expenses	70 644	63 308	58 708	189 674	177 858	48 707
Operating income before financial items	3 647	(568)	8 152	13 875	26 594	231 970
Income from associated companies	-	-		42	-	243
Interest expense	(5 538)	(3 890)	(3 310)	(12 569)	(8 676)	(16 834)
Other financial items, net	7 883	(934)	(3 092)	7 523	(7 630)	(7 340)
Income (loss) before tax and minority interest	5 992	(5 392)	1 750	8 871	10 288	208 039
Income tax expense (benefit)	-	-		-		-
Net income (loss)	5 992	(5 392)	1 750	8 871	10 288	208 039
Attributable to:						
Shareholders of Petrojarl	5 997	(5 377)	1 756	8 867	10 246	207 645
Minority interest	(5)	(15)	(6)	4	42	394

Petrojarl

Balance Sheet

Condensed Pro forma Consolidated Balance Sheet
(in thousands of dollars)

	30.09.2006	30.06.2006	30.09.2005	31.12.2005
ASSETS				
Cash and cash equivalents	71 728	44 830	55 507	54 050
Restricted cash	1 510	2 114	1 380	2 010
Accounts receivable, net	26 426	29 139	35 131	30 506
Unbilled and other receivables	4 964	2 559	6 240	3 081
Other current assets	17 370	16 781	10 089	12 135
Total current assets	121 998	95 423	108 347	101 782
Property and equipment, net	832 075	839 572	633 129	833 485
Investments in associated companies	5 111	5 411	5 411	5 653
Other long-lived assets	6 535	6 651	6 641	6 542
Total assets	**965 719**	**947 057**	**753 528**	**947 462**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Accounts payable	10 810	7 508	11 728	14 918
Accrued expenses	38 092	26 279	33 594	27 128
Derivative financial instrument	27 272	31 915	40 187	35 827
Total current liabilities	76 174	65 702	85 509	77 873
Long-term debt	318 846	319 000	351 331	319 000
Other long-term liabilities	60 866	59 038	29 043	57 100
Total liabilities	455 886	443 740	465 883	453 973
Minority interest in consolidated subsidiaries	1 336	1 325	1 561	1 340
Shareholders' equity	508 497	501 991	286 084	492 149
Total liabilities and equity	**965 719**	**947 056**	**753 528**	**947 462**

82-34970

Cash Flow

Condensed Pro forma Cash Flow Statement
(in thousands of dollars)

	YTD 2006	YTD 2005	Full 2005
OPERATING ACTIVITIES			
Operating income	13 875	26 594	231 971
Depreciations and amortizations	45 987	28 455	37 767
(Reversal of) Impairment	998	2 294	(207 853)
Loss on sale of assets	-	-	426
Change in net operating capital	1 598	(3 738)	15 498
Increase (Decrease) in long-term liability	-	(3 441)	3 240
Net Provided from operating activities	62 458	50 164	81 049
INVESTING ACTIVITIES			
Repayment on outstanding loan	542		
Purchase of property, plant and equipment	(45 322)	-	(11)
Net Provided from investing activities	(44 780)	-	(11)
FINANCING ACTIVITIES			
Repayment of long -term debt	-	(39 686)	(72 017)
Net Provided from financing activities	-	(39 686)	(72 017)
Net increase (decrease) in cash	17 678	10 478	9 021
Cash at beginning of period	54 050	45 029	45 029
Cash at end of period	**71 728**	**55 507**	**54 050**

Petrojarl